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                                     UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                      FORM 12b-25

                              NOTIFICATION OF LATE FILING

(CHECK ONE):  /x/Form 10-K / /Form 20-F / /Form 11-K / /Form 10-Q / /Form N-SAR

                 For Period Ended: December 31, 2001
                                   -------------------------------------------
                 /  / Transition Report on Form 10-K
                 /  / Transition Report on Form 20-F
                 /  / Transition Report on Form 11-K
                 /  / Transition Report on Form 10-Q
                 /  / Transition Report on Form N-SAR
                 For the Transition Period Ended:
                                                 ------------------------------
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  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
               VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

    NEON COMMUNICATIONS, INC.
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Full Name of Registrant

    NORTHEAST OPTIC NETWORK, INC.
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Former Name if Applicable

    2200 WEST PARK DRIVE
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Address of Principal Executive Office (Street and Number)

    WESTBOROUGH, MA 01581
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

/X/    (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
/X/    (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
/X/    (c)  The accountant's statement or other exhibit required by Rule
            12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         NEON Communications, Inc. (the "Registrant") is unable to timely file its Annual Report on Form 10-K for the year ended December 31, 2001 without unreasonable effort or expense because the Registrant's management has been dedicating substantial efforts to its debt restructuring and financing activities. The Annual Report on Form 10-K is current being prepared and management currently intends to file this Annual Report with the Securities and Exchange Commission no later than the 15th calendar day following the April 1, 2002 due date for the filing thereof.


                                               (ATTACH EXTRA SHEETS IF NEEDED)
                                                               SEC 1344 (6/94)

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PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

            William A. Marshall               508               621-1722
    ---------------------------------- ----------------- ----------------------
                    (Name)                (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company
    Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If
    answer is no, identify report(s).                           /X/ Yes  / / No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
    portion thereof?                                            /X/ Yes  / / No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


         The Registrant anticipates that a significant change in its results of operations from the corresponding period for the year ended December 31, 2000 will be reflected by the earnings statements to be included in the Annual Report on Form 10-K, as described in greater detail in the Registrant's press release dated February 27, 2002, a copy of which is attached hereto as Exhibit A and incorporated by reference.
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                         NEON COMMUNICATIONS, INC.
             ---------------------------------------------------
                 (Name of Registrant as Specified in Charter)

    has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


    Date          April 2, 2002              By /s/ William A. Marshall
         ---------------------------------      ------------------------------
                                                Name:  William A. Marshall
                                                Title: Chief Financial Officer
                                                       and Treasurer


                                                                       Exhibit A


                           [NEON COMMUNICATIONS LOGO]


News Release                                           Contact:  Fred Kocher
Immediate                                              Dir. Corp. Communications
Feb. 27, 2002                                          (508) 616-7819
                                                       fkocher@neoninc.com


                  NEON COMMUNICATIONS ANNOUNCES FOURTH QUARTER
            AND YEAR-END 2001 RESULTS AND PROVIDES GUIDANCE FOR 2002

            ANNUAL REVENUES UP 101%; NEW BOOKINGS TOTAL $80.5 MILLION

WESTBOROUGH, MA - NEON(R) Communications, Inc. [Nasdaq-NOPT], a leading provider of advanced optical networking solutions and services in the northeast and mid-Atlantic markets, today announced financial results for the three months and twelve months ended December 31, 2001 and provided guidance for 2002.

Stephen Courter, NEON Chairman and CEO, said: "We are pleased with our strong operating performance for 2001. During a year that will be remembered as one of the most difficult for the telecommunications industry, we grew annual revenues by 101%, improved gross margins, added to our backlog and extended our network coverage to Albany, New York and Brattleboro, Vermont. These improvements are a result of our dense and unique network coverage in the northeast as well as our ability to provide end-to-end solutions to our customers." Courter went on to say: "Much of the turmoil in telecommunications is creating increased demand for NEON's regional network capillarity at a time when there are no new competitive entrants and less established carriers are folding. Cash constraints across the sector also mean that carriers prefer to lease lit services from existing networks as opposed to building their own. In addition, we are seeing demand from new markets such as the wholesale video transport industry, which is transitioning from analog to a digital format. For example, the Winter Olympics were broadcast live in some areas by leveraging NEON's network in the northeast. As we continue to explore financing and restructuring alternatives, NEON's operations remain strong and growing."

Revenues for the three months and twelve months ended December 31, 2001, increased 69% and 101%, to approximately $7.7 million and $26.6 million, respectively, compared with revenues of $4.5 million and $13.2 million for the same periods in 2000. Lit services represented approximately 79% of the fourth quarter's recurring lease revenues. These increases reflect continued growth in booking and provisioning of customer orders for additional network services. Cash revenues for the fourth quarter (revenues plus changes in deferred revenue) totaled approximately $8.8 million. New business bookings for the year reached $80.5 million and revenue backlog as of December 31, 2001 totaled approximately $207 million, of which more than 50% is with Fortune 500 companies.

As a result of revenue growth and improving network utilization, gross margin improved to 40% and 36% for the three months and twelve months ended December 31, 2001, respectively, compared to 23% and 17% for the comparable periods in 2000. EBITDA (earnings before interest, taxes, depreciation and amortization) losses for the fourth quarter of 2001 decreased by 23% from the third quarter of 2001 to $2.2 million and by 53% from the fourth quarter of 2000. EBITDA losses for the twelve months ended December 31, 2001 totaled approximately $15.6 million, compared to $13.9 million for 2000. The improving trends in EBITDA reflect the increased margins discussed above, the cost-cutting measures taken during 2001 and a continued focus on overall cost management.

Net loss for the three months and twelve months ended December 31, 2001, including a one time, non-cash, third quarter charge of $60 million affecting the twelve month period, amounted to approximately $15.8 million, or $0.79 loss per share, and $116.7 million, or $6.07 loss per share, compared to a net loss of approximately $14.0 million, or $0.75 loss per share, and $43.5 million, or $2.53 loss per share, for the same periods in 2000.

Bill Marshall, NEON CFO and Treasurer said: "We continue to focus on managing our operating costs and network expansion, and we remain on track to reach EBITDA breakeven by mid 2002. New business bookings of approximately $80.5 million for 2001 reflect continued demand for our existing services. We are also developing new services to further leverage our network infrastructure, including our recently announced SONET-VPN service." Marshall went on to say:
"We are in the process of evaluating financing and debt restructuring alternatives with our advisor, Credit Suisse First Boston, and announced earlier this week that we are in discussions with a group of Senior Note holders regarding a potential restructuring of such notes. Our goal during this process is to fully fund our business plan and position the Company for future long-term growth. Although we are pleased by the initial support that we have received from our Senior Note holders, there can be no assurance that we will successfully complete the restructuring. The Company's inability to successfully complete a restructuring or to raise sufficient additional capital to fund its operations in a timely manner would have a material adverse effect on the Company. Regarding guidance for 2002, assuming that we are able to successfully restructure our debt and fund our business plan, the Company is forecasting revenues of approximately $40 million, EBITDA losses of approximately $1 million and capital expenditures of approximately $26 million. Although we are forecasting an EBITDA loss for 2002, we expect to reach EBITDA breakeven by mid-year and expect to be EBITDA positive for the remainder of 2002."

Finally, Marshall said: "In January 2002, we settled the Fiber Optek Interconnect, Corp. litigation previously disclosed by the Company. The details of this settlement are confidential, however, it was not material to our operations. We will also be impacted in the first quarter of 2002 by the required adoption of Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets." In accordance with this statement, the Company will take a one time, non-cash charge of approximately $73.4 million in the first quarter to write off all of its goodwill and other intangible assets.

NEON Communications is a wholesale provider of high bandwidth, advanced optical networking solutions and services to communications carriers on intercity, regional and metro networks in the twelve-state northeast and mid-Atlantic markets.

                                        #

NEON is a registered trademark of NEON Communications, Inc.

(NOTE: This news release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts included in this news release regarding our strategy, future operations, financial position, future revenues, projected costs, plans and objectives of management are forward-looking statements. The words "anticipates," "believes," "estimates," "expects," "intends," "may," "plans," "projects," "will," "would," "and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Such statements are subject to risks and uncertainties which could cause actual results to differ materially from those anticipated, including those risks detailed in the section entitled "Risk Factors" and elsewhere in the Company's Annual Report on form 10-K for the year ended December 31, 2000, Quarterly Report on form 10-Q for the period ending September 30, 2001, Registration Statements on Form S-3 (File Nos. 333-58752 and 333-70064), and subsequent filings with the Securities and Exchange Commission, and should be read in light of these risks. The Company assumes no obligation to update the information contained in this news release.

                    NEON COMMUNICATIONS, INC. AND SUBSIDIARY
              SUMMARY OF CONSOLIDATED FINANCIAL RESULTS (UNAUDITED)


                                                          THREE MONTHS ENDED        TWELVE MONTHS ENDED
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)                     DECEMBER 31,               DECEMBER 31,
                                                        ----------------------------------------------------------------
                                                          2001          2000         2001         2000
                                                        ----------------------------------------------------------------
Revenues                                                $  7,688      $  4,549    $  26,551     $ 13,183

Costs and Expenses:
   Cost of revenues                                        4,612         3,520       17,099       10,908
   Selling, general and administrative                     5,297         5,775       25,026       16,189
                                                        ------------------------------------------------
                                                           9,909         9,295       42,125       27,097

EBITDA                                                    (2,221)       (4,746)     (15,574)     (13,914)

Writedown of subscription receivable                          --            --       60,000           --
Depreciation and amortization                              5,559         3,392       18,995       11,812
                                                        ------------------------------------------------
Loss from operations                                      (7,780)       (8,138)     (94,569)     (25,726)

Interest expense                                          (8,248)       (5,013)     (25,442)     (20,989)
Interest and other income, net                               195           907        3,330        4,903
                                                        ------------------------------------------------
                                                          (8,053)       (4,106)     (22,112)     (16,086)
Loss before cumulative effect of change
   in accounting principle                               (15,833)      (12,244)    (116,681)     (41,812)

Cumulative effect of change in accounting principle           --        (1,724)          --       (1,724)
                                                        ------------------------------------------------
Net loss                                                $(15,833)     $(13,968)   $(116,681)    $(43,536)
                                                        ================================================

Net loss per share                                        $(0.79)       $(0.75)      $(6.07)      $(2.53)
Net loss per share before $60M writedown                  $(0.79)       $(0.75)      $(2.95)      $(2.53)
Weighted average shares outstanding                       19,948        18,754       19,223       17,235

SUPPLEMENTAL FINANCIAL DATA
--------------------------------------------------------------------------------------------------------

   Cash revenues                                        $  8,790      $  6,820    $  38,694     $ 16,881
   Ending unrestricted cash                                                       $  12,594     $ 20,650
   Ending restricted cash                                                         $  14,254     $ 24,452
   Capital expenditures                                 $  6,201      $ 23,139    $  41,916     $ 76,717

REVENUES BY CATEGORY
   Lit services                                         $  5,081      $  2,849    $  18,395     $  7,632
   Dark fiber                                              1,338           826        4,880        3,153
   Collocation                                               371           453        1,363        1,442
   Other                                                     898           421        1,913          956
                                                        ------------------------------------------------
                                                        $  7,688      $  4,549    $  26,551     $ 13,183
                                                        ================================================
BACKLOG
   Lit services                                                                   $  78,484     $ 67,672
   Dark fiber                                                                       116,318       94,304
   Collocation                                                                       12,240       12,393
                                                                                  ----------------------
                                                                                  $ 207,042     $174,369
                                                                                  ======================

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

____________________________________ATTENTION__________________________________

  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                      VIOLATIONS (SEE 18 U.S.C. 1001).
_______________________________________________________________________________


                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule O-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).